UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2025

Commission File Number 001-42528

LZ TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit 311, Floor 3, No. 5999 Wuxing Avenue, Zhili Town, Wuxing District

Huzhou City, Zhejiang province, People’s Republic of China 313000

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

LZ Technology Holdings Limited (the “Company”) is furnishing this Form 6-K to provide the unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and 2025 and incorporate such financial statements into the Company’s registration statement referenced below.

This Form 6-K, including the Exhibit 99.1, is hereby incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-286019) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our goals and strategies, our future business development, financial condition and results of operations, expected changes in our revenue, costs or expenditure, our expectations regarding demand for and market acceptance of our products and services, competition in our industry, government policies and regulations relating to our industry, and other risks and uncertainties which are generally set forth under the heading, Item 3.D. “Risk Factors” and elsewhere in our Annual Report on Form 20-F filed on June 17, 2025 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in this report.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Unaudited Condensed Consolidated Financial Statements of LZ Technology Holdings Limited for the Six Months Ended June 30, 2024 and 2025
Exhibit 99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025	LZ TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Runzhe Zhang
Runzhe Zhang
Chief Executive Officer

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